Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in millions)

		December 31,
		2008		2007		2006		2005		2004
Income before income taxes and non-controlling interests		$1,019		$1,823		$528		$376		$200

Less: Non-controlling interests		(155)		364		16		3		5

Pre-tax income, net of non-controlling interests		1,174		1,459		512		373		195
Add:	Fixed charges	99		77		22		15		6
	Distributions from earnings from equity method investees	28		23		2		3		2
Less:	Loss (earnings) from equity method investees	294		(84)		(6)		(12)		(3)

Pre-tax income before fixed charges		$1,595		$1,475		$530		$379		$200

Fixed charges:
	Interest expense	$66		$49		$10		$8		$1
	Interest expense on uncertain tax positions[1]	5		2		—		—		—
	Portion of rent representative of interest	28		26		12		7		5

Total fixed charges		$99		$77		$22		$15		$6

Ratio of earnings to fixed charges		16.1	x	19.2	x	24.1	x	25.3	x	33.3	x

[1]	Interest expense on uncertain tax positions, in accordance with FIN No. 48, has been recorded within income tax expense on the consolidated statements of income.